EXHIBIT 99.1

Hydro's Sale of Scanraff-part Concluded

Norsk Hydro and Preem Petroleum have today concluded the agreed transfer of Hydro's 25 percent share in the Scanraff refinery at Lysekil in Sweden to Preem.Preem already owns the remaining 75 percent share in the refinery.

The agreement between the companies was signed in September this year, but one condition has been approval by the competition authorities of the European Union. Such approval was given early in December.

In connection with the conclusion of the transaction, Hydro and Preem have agreed to reduce the previously agreed price of NOK 1,4 billion by approximately NOK 40 million.

Contacts:

Tor Steinum
(+47) 22 53 27 31
(+47) 95 08 39 33
Tor.Steinum@hydro.com

Hege Marie Norheim
(+47) 22 53 81 25
(+47) 95 70 64 27
hege.marie.norheim@hydro.com

Norsk Hydro ASA
Bygdoy alle 2
N-0240 Oslo
Norway
Telephone: (+47) 22 53 81 00
Fax: (+47) 22 53 27 25
www.hydro.com